UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42040

SCHMID Group N.V.

(Translation of registrant’s name into English)

Robert-Bosch-Str. 32-36

72250 Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Third Quarter 2026 Business Update and Order Intake Guidance Increase

On October 21, 2026, SCHMID Group N.V. (the “Company”) issued a press release providing an operational update following the completion of the third quarter ended September 30, 2026. In the third quarter of 2026, the Company recorded order intake of €67.8 million and revenues of €24.0 million, and the order backlog stood at €96.8 million as of September 30, 2026.

Given strong order intake in Q3 and the concurrently announced equipment order of more than €25 million management is upgrading its order intake guidance from a range of €125 to €150 million to more than €150 million. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Equipment Order of More Than €25 Million

On October 21, 2026, the Company issued a press release announcing that it has reached an agreement with one of its key customers and long-standing technology partner on an equipment order with a value of more than €25 million to support the expansion of advanced High-Density Interconnect (HDI) manufacturing capacity in Malaysia. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

Additional Conversions of 2028 Convertible Notes and Ordinary Shares Outstanding

In the course of September 2026, holders of the Company’s 7.00% Senior Convertible Notes due 2028 (the “2028 Convertible Notes”) converted an aggregate principal amount of $4 million (plus accrued interest) into 1,167,712 ordinary shares of the Company. Following these conversions, $5 million aggregate principal amount of the 2028 Convertible Notes remains outstanding. As of October 21, 2026, the Company had 62,805,666 ordinary shares outstanding (excluding 5,000,000 earn-out shares which have been issued but have not vested and are subject to forfeiture on April 30, 2027 if the applicable share price thresholds are not met).

The information furnished in this Report on Form 6-K, including the information contained in Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Forward-Looking Statements

This Report on Form 6-K, including the exhibits hereto, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s preliminary third quarter and first nine months of 2026 results, its financial outlook for fiscal year 2026, expected order intake, and the order described in Exhibit 99.2. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including those described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F, which are available at www.sec.gov. The Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 21, 2026 – SCHMID Group N.V. Provides Third Quarter 2026 Business Update
99.2	Press release dated October 21, 2026 – SCHMID Group Reaches Agreement on Equipment Order of More Than €25 Million to Support HDI Capacity Expansion in Malaysia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHMID Group N.V.

Date:	October 21, 2026

By:	/s/ Arthur Schuetz
Name:	Arthur Schuetz
Title:	Chief Financial Officer

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